UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ or Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
	Name:	Fumihiko Ito
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 5, 2024

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

On November 29, 2024, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2024 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our semiannual securities report (hanki hokokusho) for the six months ended September 30, 2024 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such semiannual securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2024		September 30, 2024		September 30, 2024
Assets:
Cash and due from banks	*5	¥78,143,100	*5	¥73,612,647	$515,423
Call loans and bills bought		5,333,883		4,330,213	30,319
Receivables under resale agreements		8,525,688		13,430,028	94,035
Receivables under securities borrowing transactions		6,799,541		5,933,711	41,547
Monetary claims bought		6,103,091		5,545,605	38,829
Trading assets	*2, *5	11,540,063	*2, *5	10,614,415	74,320
Money held in trust		23,751		32,903	230
Securities	*1, *2, *3, *5, *11	37,142,808	*1, *2, *3, *5, *11	38,834,511	271,912
Loans and bills discounted	*3, *4, *5, *6	107,013,907	*3, *4, *5, *6	105,037,170	735,451
Foreign exchanges	*3, *4	2,068,885	*3, *4	2,379,382	16,660
Lease receivables and investment assets		207,645		250,180	1,752
Other assets	*3, *5	15,313,546	*3, *5	13,593,179	95,177
Tangible fixed assets	*7, *8	1,006,883	*7, *8	996,006	6,974
Intangible fixed assets		976,706		991,104	6,940
Net defined benefit asset		913,791		936,006	6,554
Deferred tax assets		71,427		57,248	401
Customers’ liabilities for acceptances and guarantees	*3	14,869,558	*3	14,244,674	99,739
Reserve for possible loan losses		(817,578)		(796,404)	(5,576)

Total assets		¥295,236,701		¥290,022,585	$2,030,686

(Continued)

	Millions of yen				Millions of U.S. dollars
	March 31, 2024		September 30, 2024		September 30, 2024
Liabilities and net assets:
Liabilities:
Deposits	*5	¥164,839,357		¥163,541,943	$1,145,091
Negotiable certificates of deposit		14,672,275		13,336,652	93,381
Call money and bills sold		3,138,049		4,221,905	29,561
Payables under repurchase agreements	*5	19,625,877	*5	20,662,981	144,678
Payables under securities lending transactions	*5	1,736,935	*5	1,424,469	9,974
Commercial paper		2,429,179		1,981,332	13,873
Trading liabilities		9,689,434		8,526,459	59,701
Borrowed money	*5, *9	14,705,266	*5, *9	14,889,132	104,251
Foreign exchanges		2,872,560		2,199,495	15,400
Short-term bonds		863,000		1,011,500	7,082
Bonds	*5, *10	13,120,274	*5, *10	12,511,245	87,601
Due to trust account		1,246,198		1,095,100	7,668
Other liabilities		15,573,044		14,509,112	101,590
Reserve for employee bonuses		115,488		83,930	588
Reserve for executive bonuses		4,411		—	—
Net defined benefit liability		37,263		36,517	256
Reserve for executive retirement benefits		1,179		891	6
Reserve for point service program		35,622		30,040	210
Reserve for reimbursement of deposits		9,228		7,048	49
Reserve for losses on interest repayment		121,947		209,887	1,470
Reserves under the special laws		4,631		5,296	37
Deferred tax liabilities		698,632		573,200	4,013
Deferred tax liabilities for land revaluation	*7	27,316	*7	27,025	189
Acceptances and guarantees		14,869,558		14,244,674	99,739

Total liabilities		280,436,734		275,129,842	1,926,410

Net assets:
Capital stock		2,344,038		2,345,960	16,426
Capital surplus		610,143		611,833	4,284
Retained earnings		7,843,470		8,216,457	57,530
Treasury stock		(167,671)		(34,101)	(239)

Total stockholders’ equity		10,629,980		11,140,149	78,001

Net unrealized gains (losses) on other securities		2,406,883		2,095,703	14,674
Net deferred gains (losses) on hedges		(65,073)		(135,196)	(947)
Land revaluation excess	*7	34,936	*7	34,110	239
Foreign currency translation adjustments		1,362,647		1,345,023	9,418
Accumulated remeasurements of defined benefit plans		290,735		275,451	1,929

Total accumulated other comprehensive income		4,030,129		3,615,092	25,312

Stock acquisition rights		931		790	6
Non-controlling interests		138,925		136,710	957

Total net assets		14,799,967		14,892,743	104,276

Total liabilities and net assets		¥295,236,701		¥290,022,585	$2,030,686

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2023		2024		2024
Ordinary income		¥4,482,985		¥5,276,938	$36,948
Interest income		2,923,705		3,450,738	24,161
Interest on loans and discounts		1,751,125		1,992,942	13,954
Interest and dividends on securities		305,920		468,838	3,283
Trust fees		3,784		4,499	32
Fees and commissions		804,513		905,938	6,343
Trading income		164,795		436,753	3,058
Other operating income		439,872		79,744	558
Other income	*1	146,313	*1	399,264	2,796
Ordinary expenses		3,773,752		4,246,466	29,733
Interest expenses		2,035,952		2,324,340	16,275
Interest on deposits		800,847		829,337	5,807
Fees and commissions payments		119,549		151,321	1,060
Trading losses		229,906		132,106	925
Other operating expenses		133,937		224,648	1,573
General and administrative expenses	*2	1,082,198	*2	1,172,747	8,211
Other expenses	*3	172,207	*3	241,302	1,690

Ordinary profit		709,232		1,030,472	7,215

Extraordinary gains	*4	168	*4	1,527	11
Extraordinary losses	*5, *6	3,014	*5, *6	4,599	32

Income before income taxes		706,386		1,027,400	7,194

Income taxes-current		176,906		264,819	1,854
Income taxes-deferred		837		32,753	229

Income taxes		177,743		297,572	2,084

Profit		528,642		729,827	5,110

Profit attributable to non-controlling interests		2,176		4,655	33

Profit attributable to owners of parent		¥526,465		¥725,172	$5,078

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2023	2024	2024
Profit	¥528,642	¥729,827	$5,110
Other comprehensive income (losses)	729,123	(355,833)	(2,491)
Net unrealized gains (losses) on other securities	126,098	(255,139)	(1,786)
Net deferred gains (losses) on hedges	71,528	(63,775)	(447)
Foreign currency translation adjustments	476,785	(98,034)	(686)
Remeasurements of defined benefit plans	(9,683)	(14,408)	(101)
Share of other comprehensive income of affiliates	64,394	75,523	529

Total comprehensive income	1,257,766	373,994	2,619

Comprehensive income attributable to owners of parent	1,250,368	370,291	2,593
Comprehensive income attributable to non-controlling interests	7,397	3,702	26

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the period
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(168,077)		(168,077)
Profit attributable to owners of parent			526,465		526,465
Purchase of treasury stock				(61,326)	(61,326)
Disposal of treasury stock		(99)		242	143
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(9,892)			(9,892)
Reversal of land revaluation excess			(35)		(35)
Transfer from retained earnings to capital surplus		195,259	(195,259)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	(8,391)	163,092	134,076	290,278

Balance at the end of the period	¥2,344,038	¥685,660	¥7,586,692	¥(17,721)	¥10,598,670

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	132,347	75,289	35	525,903	(9,638)	723,938

Net changes in the period	132,347	75,289	35	525,903	(9,638)	723,938

Balance at the end of the period	¥1,505,869	¥61,996	¥35,041	¥1,369,518	¥123,588	¥3,096,013

(Continued)
	Millions of yen
Six months ended September 30, 2023	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,145	¥109,495	¥12,791,106
Changes in the period
Issuance of new stock			3,001
Cash dividends			(168,077)
Profit attributable to owners of parent			526,465
Purchase of treasury stock			(61,326)
Disposal of treasury stock			143
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(9,892)
Reversal of land revaluation excess			(35)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(142)	15,905	739,701

Net changes in the period	(142)	15,905	1,029,980

Balance at the end of the period	¥1,002	¥125,400	¥13,821,086

(Continued)
	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2024	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the period
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(177,382)		(177,382)
Profit attributable to owners of parent			725,172		725,172
Purchase of treasury stock				(101,576)	(101,576)
Disposal of treasury stock		(339)		486	147
Cancellation of treasury stock		(234,659)		234,659	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(232)			(232)
Increase due to decrease in subsidiaries			39		39
Reversal of land revaluation excess			825		825
Transfer from retained earnings to capital surplus		234,999	(234,999)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,689	313,656	133,569	450,838

Balance at the end of the period	¥2,345,960	¥611,833	¥8,216,457	¥(34,101)	¥11,140,149

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Net changes in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Balance at the end of the period	¥2,095,703	¥(135,196)	¥34,110	¥1,345,023	¥275,451	¥3,615,092

(Continued)
	Millions of yen
Six months ended September 30, 2024	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥931	¥138,925	¥14,799,967
Cumulative effects of changes in accounting policies			—
Restated balance	931	138,925	14,799,967
Changes in the period
Issuance of new stock			3,844
Cash dividends			(177,382)
Profit attributable to owners of parent			725,172
Purchase of treasury stock			(101,576)
Disposal of treasury stock			147
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(232)
Increase due to decrease in subsidiaries			39
Reversal of land revaluation excess			825
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(141)	(2,215)	(358,062)

Net changes in the period	(141)	(2,215)	92,775

Balance at the end of the period	¥790	¥136,710	¥14,892,743

(Continued)
	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2024	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$16,413	$4,272	$54,919	$(1,174)	$74,429
Cumulative effects of changes in accounting policies			415		415
Restated balance	16,413	4,272	55,334	(1,174)	74,845
Changes in the period
Issuance of new stock	13	13			27
Cash dividends			(1,242)		(1,242)
Profit attributable to owners of parent			5,078		5,078
Purchase of treasury stock				(711)	(711)
Disposal of treasury stock		(2)		3	1
Cancellation of treasury stock		(1,643)		1,643	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(2)			(2)
Increase due to decrease in subsidiaries			0		0
Reversal of land revaluation excess			6		6
Transfer from retained earnings to capital surplus		1,645	(1,645)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	13	12	2,196	935	3,157

Balance at the end of the period	$16,426	$4,284	$57,530	$(239)	$78,001

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$16,853	$(456)	$245	$9,541	$2,036	$28,218
Cumulative effects of changes in accounting policies	(415)					(415)
Restated balance	16,437	(456)	245	9,541	2,036	27,803
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(1,763)	(491)	(6)	(123)	(107)	(2,491)

Net changes in the period	(1,763)	(491)	(6)	(123)	(107)	(2,491)

Balance at the end of the period	$14,674	$(947)	$239	$9,418	$1,929	$25,312

(Continued)
	Millions of U.S. dollars
Six months ended September 30, 2024	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$7	$973	$103,627
Cumulative effects of changes in accounting policies			—
Restated balance	7	973	103,627
Changes in the period
Issuance of new stock			27
Cash dividends			(1,242)
Profit attributable to owners of parent			5,078
Purchase of treasury stock			(711)
Disposal of treasury stock			1
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(2)
Increase due to decrease in subsidiaries			0
Reversal of land revaluation excess			6
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(1)	(16)	(2,507)

Net changes in the period	(1)	(16)	650

Balance at the end of the period	$6	$957	$104,276

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2023	2024	2024
Cash flows from operating activities:
Income before income taxes	¥706,386	¥1,027,400	$7,194
Depreciation	125,797	122,068	855
Losses on impairment of fixed assets	733	298	2
Amortization of goodwill	15,394	13,566	95
Net (gains) losses on step acquisitions	(75)	—	—
Equity in net (gains) losses of affiliates	(35,785)	(45,724)	(320)
Net change in reserve for possible loan losses	(35,740)	(19,672)	(138)
Net change in reserve for employee bonuses	(31,067)	(31,048)	(217)
Net change in reserve for executive bonuses	(3,317)	(4,412)	(31)
Net change in net defined benefit asset and liability	(19,355)	(23,249)	(163)
Net change in reserve for executive retirement benefits	(178)	(287)	(2)
Net change in reserve for point service program	3,103	(5,581)	(39)
Net change in reserve for reimbursement of deposits	(2,270)	(2,180)	(15)
Net change in reserve for losses on interest repayment	(16,110)	87,940	616
Interest income	(2,923,705)	(3,450,738)	(24,161)
Interest expenses	2,035,952	2,324,340	16,275
Net (gains) losses on securities	(46,079)	(304,473)	(2,132)
Net (gains) losses from money held in trust	(190)	11	0
Net exchange (gains) losses	(854,945)	322,490	2,258
Net (gains) losses from disposal of fixed assets	1,832	2,108	15
Net change in trading assets	(3,315,347)	492,401	3,448
Net change in trading liabilities	3,151,818	(927,073)	(6,491)
Net change in loans and bills discounted	(3,324,961)	1,829,740	12,812
Net change in deposits	2,618,180	(998,792)	(6,993)
Net change in negotiable certificates of deposit	719,579	(1,324,752)	(9,276)
Net change in borrowed money (excluding subordinated borrowings)	474,079	147,068	1,030
Net change in deposits with banks	1,344,460	5,487,809	38,425
Net change in call loans and bills bought and others	(1,606,799)	(3,224,342)	(22,576)
Net change in receivables under securities borrowing transactions	(455,172)	873,208	6,114
Net change in call money and bills sold and others	5,179,878	1,877,960	13,149
Net change in commercial paper	(340,611)	(477,201)	(3,341)
Net change in payables under securities lending transactions	(127,914)	(319,139)	(2,235)
Net change in foreign exchanges (assets)	(278,022)	(316,091)	(2,213)
Net change in foreign exchanges (liabilities)	807,988	(671,012)	(4,698)
Net change in lease receivables and investment assets	(6,285)	(30,522)	(214)
Net change in short-term bonds (liabilities)	284,500	148,500	1,040
Issuance and redemption of bonds (excluding subordinated bonds)	544,658	239,247	1,675
Net change in due to trust account	(301,832)	(629,957)	(4,411)
Interest received	2,840,979	3,508,124	24,563
Interest paid	(1,927,799)	(2,370,574)	(16,598)
Other, net	305,532	292,751	2,050

Subtotal	5,507,285	3,620,207	25,348

Income taxes paid	(79,736)	(278,239)	(1,948)

Net cash provided by (used in) operating activities	5,427,549	3,341,967	23,400

(Continued)

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2023		2024		2024
Cash flows from investing activities:
Purchases of securities		¥(18,956,485)		¥(24,557,525)	$(171,947)
Proceeds from sale of securities		4,488,230		10,892,126	76,265
Proceeds from redemption of securities		10,219,090		12,161,037	85,149
Purchases of money held in trust		(1)		(9,163)	(64)
Proceeds from sale of money held in trust		0		0	0
Purchases of tangible fixed assets		(50,111)		(43,348)	(304)
Proceeds from sale of tangible fixed assets		5,039		2,450	17
Purchases of intangible fixed assets		(111,598)		(116,769)	(818)
Purchase of stocks of subsidiaries resulting in change in scope of consolidation		(7)		—	—

Net cash provided by (used in) investing activities		(4,405,843)		(1,671,192)	(11,701)

Cash flows from financing activities:
Proceeds from subordinated borrowings		10,000		33,000	231
Repayment of subordinated borrowings		(10,000)		(10,000)	(70)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		500,580		432,820	3,031
Redemption of subordinated bonds and bonds with stock acquisition rights		—		(364,827)	(2,554)
Dividends paid		(167,956)		(177,364)	(1,242)
Dividends paid to non-controlling stockholders		(3,307)		(5,981)	(42)
Purchases of treasury stock		(61,326)		(101,576)	(711)
Proceeds from disposal of treasury stock		143		147	1
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(100)		—	—
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		—		0	0

Net cash provided by (used in) financing activities		268,033		(193,783)	(1,357)

Effect of exchange rate changes on cash and cash equivalents		455,247		(323,326)	(2,264)

Net change in cash and cash equivalents		1,744,986		1,153,664	8,078

Cash and cash equivalents at the beginning of the period		65,864,248		66,380,330	464,783

Cash and cash equivalents at the end of the period	*1	¥67,609,235	*1	¥67,533,995	$472,861

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These interim consolidated financial statements are translated from the interim consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2024 which was ¥142.82 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2024 was 174.
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Consumer Finance Co., Ltd.
JRI Holdings, Limited
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2024 were as follows:

JRI Holdings, Limited and 2 other companies were newly included in the scope of consolidation due to new establishment and other reasons.

SMBC Finance Service Co., Ltd. and 3 other companies were excluded from the scope of consolidation as they ceased to be subsidiaries because of merger and other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

6 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings were immaterial, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

(3)	Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account

Principal companies:	Tamago & Company Inc.
Peraichi Inc.
UDI Building Confirmations and Inspections. Inc.
Fustnot Inc.
Aqua Clara, inc.
Aqua Clara Lemon Gas Holdings Co., Ltd.

(Reason for excluding from the scope of consolidated subsidiaries)

The Company’s consolidated subsidiary conducting investment business owned the majority of their voting rights primarily to obtain capital gains through investments or restructuring of their business, without any intent to control.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2024 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2024 was 286.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2024 were as follows:

Infcurion, Inc. and 8 other companies became equity method affiliates due to the acquisition of stocks and other reasons.

35 companies were excluded from the scope of equity method affiliates as they ceased to be equity method affiliates due to the liquidation and other reasons.

(3)	Unconsolidated subsidiaries not accounted for by the equity method

6 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 7, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2024 were as follows:

December 31	1
March 31	1
April 30	2
May 31	2
June 30	87
September 30	81

(2)

The subsidiary with interim balance sheets dated December 31 is consolidated using the financial statements as of June 30, the subsidiary with interim balance sheets dated March 31 is consolidated using the financial statements as of September 30, the subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31, and certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments are made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2024 and the six months ended September 30, 2024 were also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2024 and the six months ended September 30, 2024 were also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that are classified as held-to-maturity securities are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Other securities are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated primarily using the straight-line method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies the Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of default for certain periods in the past based on actual loan losses or default in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥257,369 million and ¥250,841 million at September 30 and March 31, 2024, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “V Point” which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the period by the end of the interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for office management during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposits and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuations, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from these interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Changes in accounting policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company has applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Guidance on Accounting Standard for Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the six months ended September 30, 2024.

As for the revision of accounting classification of current income taxes (taxation on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and the proviso of Paragraph 65-2, Item 2 of the Guidance on Accounting Standard for Tax Effect Accounting, the cumulative effects of the retroactive application of the new accounting policies prior to the beginning of the six months ended September 30, 2024, were adjusted to “Retained earnings” at the beginning of the six months ended September 30, 2024. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” or “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning balance of the six months ended September 30, 2024. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the six months ended September 30, 2024.

In addition, as for the revision related to the review of the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others among consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales is deferred for tax purposes, the Company has applied the Guidance on Accounting Standard for Tax Effect Accounting from the beginning of the six months ended September 30, 2024. There were no significant effects on the consolidated financial statements due to the application of the Guidance.

(Additional information)

1. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the interim consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc., due to the prolonged impact of such economic sanctions and countermeasures, and deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥105,676 million was recorded for the Russia-related credits.

2. The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas

Considering the increasing burden of interest payments for companies due to tightening monetary policies in various countries following suppressed inflationary pressures overseas, estimation of the reserve for possible loan losses associated with such impact is reflected in the interim consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and industry, and estimating the impact of changes in the market condition and the rising interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥24,492 million was recorded for such portfolios.

3. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors

For certain portfolios, the estimation of the reserve for possible loan losses associated with impacts including changes in the domestic business environment such as continuously inflated raw material prices and an increase in labor cost, along with changes in the financial environment such as cutback on the governmental funding support to businesses and lifting of negative interest rate policy, is reflected in the interim consolidated financial statements by the following method, considering concerns over the future deterioration in credit conditions.

For potential losses expected to be incurred related to individual borrowers due to factors such as deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and ability of debt repayment, and estimating the impact of changes in the market condition.

As a result, an additional reserve for possible loan losses at a total of ¥15,786 million was recorded for such portfolios.

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Stocks	¥1,758,625	¥1,828,410
Investments	5,878	11,435

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amounts of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Japanese government bonds and Japanese local government bonds in “Securities”	¥836,386	¥582,204
Trading securities in “Trading assets”	9,452	1,208

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Securities pledged	¥9,174,753	¥12,397,498
Securities lent	219,261	208,327
Securities held without being disposed	6,891,140	6,720,023

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2024 and September 30, 2024 were as follows. The claims were items that were recorded under the following items on the interim consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
	March 31, 2024	September 30, 2024
Bankrupt and quasi-bankrupt loans	¥160,186	¥83,884
Doubtful loans	562,626	509,609
Substandard loans	300,322	303,029
Past due loans (3 months or more)	58,365	53,868
Restructured loans	241,957	249,161

Subtotal	1,023,135	896,522

Normal loans	125,031,630	122,729,691

Total	¥126,054,765	¥123,626,214

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Bills discounted	¥847,887	¥754,924

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2024 and September 30, 2024 were as follows:

March 31, 2024	Millions of yen	September 30, 2024	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥3,725	Cash and due from banks	¥3,754
Trading assets	1,751,730	Trading assets	1,039,533
Securities	13,317,016	Securities	12,496,835
Loans and bills discounted	12,297,548	Loans and bills discounted	11,993,347

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,836	Payables under repurchase agreements	10,632,746
Payables under repurchase agreements	11,821,596	Payables under securities lending transactions	1,048,255
Payables under securities lending transactions	908,165	Borrowed money	10,810,887
Borrowed money	11,980,954	Bonds	678,628
Bonds	792,677

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2024 and September 30, 2024:

March 31, 2024	Millions of yen	September 30, 2024	Millions of yen
Cash and due from banks	¥17,253	Cash and due from banks	¥16,306
Trading assets	1,129,265	Trading assets	1,767,028
Securities	4,717,168	Securities	6,222,611
Loans and bills discounted	101,005

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2024	Millions of yen	September 30, 2024	Millions of yen
Collateral money deposited for financial instruments	¥2,986,049	Collateral money deposited for financial instruments	¥1,983,624
Surety deposits	76,111	Surety deposits	75,245
Margins of futures markets	80,522	Margins of futures markets	102,558
Other margins	82,434	Other margins	108,076

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, upon their request, up to a prescribed amount, provided that there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
The amounts of unused commitments	¥88,318,177	¥87,364,521
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	56,229,104	55,630,945

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities is requested to be pledged. Also, after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with the “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and the “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal, as well as neighboring sales, to the value based on fixed asset tax valuation, standard land price, and appraisal evaluation conducted by a licensed real estate appraiser or an assistant real estate appraiser, as stipulated respectively by Items 3, 4, or 5 of Article 2 of the “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119, effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Accumulated depreciation	¥864,459	¥870,310

*9	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Subordinated borrowings	¥176,000	¥199,000

*10	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Subordinated bonds	¥2,970,589	¥2,999,997

*11	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2024 and September 30, 2024 were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Guaranteed amounts to privately-placed bonds	¥1,200,133	¥1,080,683

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2023 and 2024 included the following:

Six months ended September 30, 2023	Millions of yen	Six months ended September 30, 2024	Millions of yen
Gains on sales of stocks and others	¥92,116	Gains on sales of stocks and others	¥309,766

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2023 and 2024 included the following:

Six months ended September 30, 2023	Millions of yen	Six months ended September 30, 2024	Millions of yen
Salaries and related expenses	¥407,657	Salaries and related expenses	¥455,177

*3	Other expenses

“Other expenses” for the six months ended September 30, 2023 and 2024 included the following:

Six months ended September 30, 2023	Millions of yen	Six months ended September 30, 2024	Millions of yen
Write-off of loans	¥84,373	Provision for reserve for losses on interest repayment	¥99,000
		Write-off of loans	87,845

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2023 and 2024 were as follows:

Six months ended September 30, 2023	Millions of yen	Six months ended September 30, 2024	Millions of yen
Gains on disposal of fixed assets	¥92	Gains on disposal of fixed assets	¥1,527
Gains on step acquisitions	75

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2023 and 2024 were as follows:

Six months ended September 30, 2023	Millions of yen	Six months ended September 30, 2024	Millions of yen
Losses on disposal of fixed assets	¥1,924	Losses on disposal of fixed assets	¥3,636
Losses on impairment of fixed assets	733	Provision for reserve for contingent liabilities from
Provision for reserve for contingent liabilities from financial instruments transactions	356	financial instruments transactions	664
		Losses on impairment of fixed assets	298

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets were recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2023 and 2024.

Six months ended September 30, 2023			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (34 items)	Land and buildings, etc.	¥583
Kinki area	Idle assets (8 items)	Land and buildings, etc.	18
Other	Branches (5 items)	Land and buildings, etc.	26
	Idle assets (10 items)		104

Six months ended September 30, 2024			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Corporate asset (1 item)	Buildings, etc.	¥7
	Idle assets (36 items)	Land and buildings, etc.	192
Kinki area	Idle assets (20 items)	Land and buildings, etc.	91
Other	Branches (1 item)	Land and buildings, etc.	1
	Idle assets (9 items)		5

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses (branches, etc., physically sharing identical assets), is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows are treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, each individual property is treated as an asset group for recognition and measurement of impairment. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated generally using net realizable value, which is determined by subtracting the expected disposal cost from the real estate appraisal value pursuant to real estate appraisal standards.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2023

1.  Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	1,374,691,194	477,890	37,640,000	1,337,529,084	1, 2

Total	1,374,691,194	477,890	37,640,000	1,337,529,084

Treasury stock
Common stock	30,070,650	11,072,475	37,687,535	3,455,590	3, 4

Total	30,070,650	11,072,475	37,687,535	3,455,590

Notes:	1.	The increase of 477,890 shares in the total number of shares issued was due to the issuance of new stock as stock-based compensation.
	2.	The decrease of 37,640,000 shares in the total number of shares issued was due to the cancellation of treasury stock.
	3.	The increase of 11,072,475 shares in the number of treasury common stock comprises the increase of 51,475 shares due to the purchases of fractional shares and the acquisition of restricted stocks without compensation under the Stock Compensation Plans, and the increase of 11,021,000 shares due to the repurchase of treasury stock.
	4.	The decrease of 37,687,535 shares in the number of treasury common stock comprises the decrease of 47,535 shares due to the sales of fractional shares as well as the exercise of stock options, and the decrease of 37,640,000 shares due to the cancellation of treasury stock.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 1,002

Total							¥ 1,002

3.	Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥ 168,077		¥ 125	March 31, 2023	June 30, 2023
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2023	Common stock	¥ 180,099	Retained earnings	¥ 135	September 30, 2023	December 1, 2023

Six months ended September 30, 2024

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,337,529,084	341,902	29,693,800	1,308,177,186	1, 2

Total	1,337,529,084	341,902	29,693,800	1,308,177,186

Treasury stock
Common stock	23,587,866	9,722,183	29,752,599	3,557,450	3, 4, 5

Total	23,587,866	9,722,183	29,752,599	3,557,450

Notes:	1.	The increase of 341,902 shares in the total number of shares issued was due to the issuance of new stocks as stock-based compensation.
	2.	The decrease of 29,693,800 shares in the total number of shares issued was due to the cancellation of treasury stock.
	3.

The increase of 9,722,183 shares in the number of treasury common stock comprises the increase of 11,383 shares due to the purchases of fractional shares, the increase of 149,000 shares due to the acquisition of the Company’s shares held by the stock grant trust for employees (“the Trust”) and the increase of 9,561,800 shares due to the repurchase of treasury stocks.

	4.

The decrease of 29,752,599 shares in the number of treasury common stock comprises the decrease of 58,699 shares due to the sales of fractional shares as well as the exercise of stock options, the decrease of 100 shares due to the sales of the Company’s shares held by the Trust and the decrease of 29,693,800 shares due to the cancellation of treasury stocks.

	5.	The number of treasury common stock at the end of the period of 3,557,450 shares included 148,900 shares of the Company held by the Trust.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 790

Total							¥ 790

3.  Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024	Common stock	¥ 177,382		¥ 135	March 31, 2024	June 28, 2024
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2024	Common stock	¥ 234,858	Retained earnings	¥ 180	September 30, 2024	December 3, 2024

Note:	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Cash dividends per share was stated at the amount before the stock split.

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts of items stated on the interim consolidated balance sheets

	Millions of yen
Six months ended September 30	2023	2024
Cash and due from banks	¥77,411,258	¥73,612,647
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(9,802,023)	(6,078,652)

Cash and cash equivalents	¥67,609,235	¥67,533,995

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2024	September 30, 2024
Lease receivables	¥260,831	¥306,270
Residual value	23,137	25,023
Unearned interest income	(76,323)	(81,113)

Total	¥207,645	¥250,180

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Within 1 year	¥58,350	¥45,494
More than 1 year to 2 years	36,809	46,090
More than 2 years to 3 years	18,786	51,773
More than 3 years to 4 years	19,545	13,495
More than 4 years to 5 years	11,625	27,988
More than 5 years	115,714	121,427

Total	¥260,831	¥306,270

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Due within 1 year	¥37,086	¥37,716
Due after 1 year	184,207	173,047

Total	¥221,293	¥210,764

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2024	September 30, 2024
Due within 1 year	¥201	¥216
Due after 1 year	874	797

Total	¥1,075	¥1,013

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheet (consolidated balance sheet)

	Millions of yen
	Consolidated balance sheet amount
March 31, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥148,431	¥419,099	¥567,531
Trading assets	5,357,173	1,108,487	20,637	6,486,298
Money held in trust	—	23,751	—	23,751
Securities
Other securities *1	21,346,595	13,081,892	12,976	34,441,465
Stocks	3,931,285	808	—	3,932,093
Japanese government bonds	7,547,376	—	—	7,547,376
Japanese local government bonds	1,008,686	44,645	—	1,053,332
Japanese short-term bonds	—	19,998	—	19,998
Japanese corporate bonds	—	2,127,843	11,833	2,139,676
Foreign stocks	1,218,749	140,146	—	1,358,895
Foreign bonds	7,037,027	9,798,045	1,143	16,836,216
Other	603,470	950,404	—	1,553,875

Total assets	¥26,703,769	¥14,362,563	¥452,714	¥41,519,046

Trading liabilities
Trading securities sold for short sales	¥4,632,372	¥288,942	¥—	¥4,921,315

Total liabilities	¥4,632,372	¥288,942	¥—	¥4,921,315

Derivative transactions *2, 3
Interest rate derivatives	¥(2,890)	¥(1,259,271)	¥3,026	¥(1,259,135)
Currency derivatives	10,939	(409,453)	14,756	(383,757)
Equity derivatives	(25,079)	(73,014)	7,043	(91,049)
Bond derivatives	652	(36)	—	615
Commodity derivatives	170	738	—	909
Credit derivative transactions	—	(8,996)	1,772	(7,223)

Total derivative transactions	¥(16,207)	¥(1,750,034)	¥26,599	¥(1,739,642)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(2,124,792) million was recorded on the consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

	Millions of yen
	Interim consolidated balance sheet amount
September 30, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥116,852	¥411,019	¥527,872
Trading assets	4,570,298	1,253,958	49,096	5,873,353
Money held in trust	—	32,903	—	32,903
Securities
Other securities *1	22,529,114	13,509,411	8,261	36,046,788
Stocks	3,222,634	785	—	3,223,419
Japanese government bonds	9,302,656	—	—	9,302,656
Japanese local government bonds	886,949	39,301	—	926,251
Japanese corporate bonds	—	2,014,208	7,159	2,021,367
Foreign stocks	1,293,696	242,290	—	1,535,986
Foreign bonds	7,319,720	10,286,741	1,102	17,607,564
Other	503,457	926,084	—	1,429,541

Total assets	¥27,099,412	¥14,913,125	¥468,378	¥42,480,917

Trading liabilities
Trading securities sold for short sales	¥4,340,301	¥374,144	¥—	¥4,714,446

Total liabilities	¥4,340,301	¥374,144	¥—	¥4,714,446

Derivative transactions *2, 3
Interest rate derivatives	¥(4,669)	¥(454,648)	¥3,321	¥(455,996)
Currency derivatives	1,768	(272,619)	15,369	(255,480)
Equity derivatives	(30,408)	72,703	11,341	53,636
Bond derivatives	608	89	725	1,423
Commodity derivatives	(0)	836	—	836
Credit derivative transactions	—	(8,847)	2,064	(6,782)

Total derivative transactions	¥(32,701)	¥(662,484)	¥32,822	¥(662,364)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,551,425) million was recorded on the interim consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions.

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account is not disclosed in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

March 31, 2024	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥5,603,840	¥5,603,840	¥5,531,310	¥72,530
Securities
Bonds classified as held- to-maturity	219,713	12,975	—	232,689	234,095	(1,405)
Loans and bills discounted					107,013,907
Reserve for possible loan losses *					(504,517)

	—	—	108,117,513	108,117,513	106,509,389	1,608,123

Lease receivables and investment assets *	—	—	201,626	201,626	206,846	(5,219)

Total assets	¥219,713	¥12,975	¥113,922,980	¥114,155,669	¥112,481,641	¥1,674,028

Deposits	¥—	¥164,841,513	¥—	¥164,841,513	¥164,839,357	¥2,155
Negotiable certificates of deposit	—	14,673,314	—	14,673,314	14,672,275	1,038
Borrowed money	—	14,615,436	20,424	14,635,861	14,705,266	(69,405)
Bonds	—	11,353,650	1,191,034	12,544,684	13,120,274	(575,590)

Total liabilities	¥—	¥205,483,914	¥1,211,458	¥206,695,373	¥207,337,174	¥(641,801)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amount since they were immaterial.

September 30, 2024	Millions of yen
	Fair value				Interim consolidated balance sheet amount	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥5,066,542	¥5,066,542	¥5,014,021	¥52,521
Securities
Bonds classified as held-to-maturity	244,050	12,915	—	256,965	259,403	(2,437)
Loans and bills discounted					105,037,170
Reserve for possible loan losses *					(481,018)

	—	—	106,385,981	106,385,981	104,556,152	1,829,828

Lease receivables and investment assets *	—	—	243,320	243,320	249,426	(6,105)

Total assets	¥244,050	¥12,915	¥111,695,844	¥111,952,809	¥110,079,003	¥1,873,806

Deposits	¥—	¥163,552,261	¥—	¥163,552,261	¥163,541,943	¥10,317
Negotiable certificates of deposit	—	13,336,440	—	13,336,440	13,336,652	(212)
Borrowed money	—	14,728,289	55,475	14,783,765	14,889,132	(105,366)
Bonds	—	10,502,751	1,694,170	12,196,921	12,511,245	(314,324)

Total liabilities	¥—	¥202,119,742	¥1,749,645	¥203,869,388	¥204,278,973	¥(409,585)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from interim consolidated balance sheet amount since they were immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices as of the interim consolidated balance sheet date. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

The fair values of monetary claims held for trading purposes are calculated based on the present values of estimated future cash flows. Those present values are discounted at the risk-free interest rate which takes into account credit risk, liquidity risk, etc. They are classified into Level 3.

Money held in trust

The fair values of money held in trust are, in principle, the fair values of securities in the trust property calculated using the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the interim consolidated balance sheet date. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the interim consolidated balance sheet date. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted at the risk-free interest rate which takes into account certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are based on their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also based on their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present values of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted at the risk-free interest rate which takes into account certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted at the risk-free interest rate which takes into account credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim consolidated balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the interim consolidated balance sheet date. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are based on their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the discounted present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2024	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.2%
		Prepayment rate	2.0% — 6.5%
Trading assets:	Option valuation model	Equity volatility	42.7% — 45.6%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6% — 100.0%
		Loss given default	0.0% — 40.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	28.9% — 76.0%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	31.3% — 99.4%
		Correlation between interest rates and foreign exchange rates	10.6% — 48.6%
Currency derivatives	Option valuation model	Correlation between interest rates	25.7% — 99.4%
		Correlation between interest rates and foreign exchange rate	6.6% — 48.8%
		Foreign exchange rate volatility	7.0% — 12.7%
Equity derivatives	Option valuation model	Correlation between equities	42.2% — 78.4%
		Correlation between foreign exchange rates and equities	(6.1)% — 15.7%
		Equity volatility	16.6% — 65.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5% — 30.0%

*	Credit Default Swap

September 30, 2024	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 50.8%
		Prepayment rate	2.0% — 6.5%
Trading assets:	Option valuation model	Equity volatility	73.3%
	Discounted cash flow	Discount margin	9.3%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6% — 100.0%
		Loss given default	0.0% — 40.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	28.9% — 76.0%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	33.9% — 99.4%
		Correlation between interest rates and foreign exchange rates	15.5% — 51.6%
Currency derivatives	Option valuation model	Correlation between interest rates	27.7% — 99.4%
		Correlation between interest rates and foreign exchange rates	5.9% — 48.4%
		Foreign exchange rate volatility	11.8% — 15.0%
Equity derivatives	Option valuation model	Correlation between equities	47.3% — 73.1%
		Correlation between foreign exchange rates and equities	(2.3)% — 17.0%
		Equity volatility	21.1% — 79.0%
Bond derivatives	Option valuation model	Bond volatility	3.4% — 16.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5% — 30.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
March 31, 2024	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥465,157	¥(10,355)	¥4,426	¥(40,129)	¥—	¥—	¥419,099	¥—
Trading assets	15,121	998	—	806	3,710	—	20,637	(76)
Securities
Other securities	25,725	1,054	(143)	(8,020)	1,165	(6,805)	12,976	254
Japanese corporate bonds	24,703	974	333	(8,539)	1,165	(6,805)	11,833	638
Foreign bonds	1,021	80	(476)	518	—	—	1,143	(384)
Derivative transactions
Interest rate	2,460	501	—	64	—	—	3,026	565
Currency	13,799	993	—	(35)	—	—	14,756	999
Equity	37,055	(25,762)	—	(4,249)	—	—	7,043	5,049
Bond	—	(2,137)	—	2,137	—	—	—	—
Credit derivative	3,683	(1,911)	—	—	—	—	1,772	(1,868)

Total	¥563,003	¥(36,617)	¥4,283	¥(49,427)	¥4,876	¥(6,805)	¥479,313	¥4,924

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3	Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.
*4	Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.

	Millions of yen
September 30, 2024	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥419,099	¥(4,962)	¥493	¥(3,610)	¥—	¥—	¥411,019	¥—
Trading assets	20,637	355	—	(17,437)	45,541	—	49,096	(208)
Securities
Other securities	12,976	64	(3)	(1,914)	419	(3,280)	8,261	192
Japanese corporate bonds	11,833	90	(19)	(1,883)	419	(3,280)	7,159	11
Foreign bonds	1,143	(25)	16	(31)	—	—	1,102	180
Derivative transactions
Interest rate	3,026	295	—	—	—	—	3,321	301
Currency	14,756	612	—	—	—	—	15,369	645
Equity	7,043	6,621	—	(2,323)	—	—	11,341	8,090
Bond	—	(428)	—	1,153	—	—	725	78
Credit derivative	1,772	291	—	—	—	—	2,064	292

Total	¥479,313	¥2,850	¥489	¥(24,133)	¥45,961	¥(3,280)	¥501,200	¥9,391

*1	The amounts shown in the table above are included in interim consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for monetary claims and privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2024.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2024.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the fair value valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that a default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that a default occurs, relative to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in fair value.

Prepayment rate

Prepayment rate is the proportion of the principal of securities that is expected to be paid before maturity in each period, and is calculated based on actual payment in the past. In general, a significant change in the prepayment rate would result in a significant decrease (increase) in fair value according to the contractual terms and conditions of financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analytical approach. Volatility is mainly used in the valuation of derivatives that refer to potential changes in interest rate, foreign exchange rate, stock price, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value.

Discount margin

Discount margin represents a spread used in discounting estimated future cash flows in the DCF method to reflect the uncertainty of the cash flows on fair value. In general, a significant increase (decrease) in the discount margin would result in a significant decrease (increase) in the fair value.

Correlation

Correlation is an indicator of the relationship between changes in variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread, and stock price. It is estimated based on actual past results and is mainly used in valuation techniques for complex derivatives, etc. In general, a significant change in correlation would generally result in a significant increase (decrease) in fair value according to the contractual terms and conditions of financial instruments.

(Note 3)

Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 31, 2020) and Paragraph 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No. 31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

	Millions of yen
	March 31, 2024	September 30, 2024
Stocks with no market prices, etc.*1, 2	¥251,904	¥236,110
Investments in partnership, etc.*2	450,838	452,363

Total	¥702,743	¥688,473

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Unlisted stocks and investments in partnership totaling ¥25,019 million and ¥15,012 million were written-off in the fiscal year ended March 31, 2024 and in the six months ended September 30, 2024, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	17,000	17,027	27
	Japanese corporate bonds	7,985	8,000	14
	Other	—	—	—

	Subtotal	24,985	25,027	41

Bonds with unrealized losses:	Japanese government bonds	78,561	78,095	(466)
	Japanese local government bonds	125,557	124,591	(965)
	Japanese corporate bonds	4,991	4,975	(15)
	Other	—	—	—

	Subtotal	209,109	207,661	(1,447)

Total		¥234,095	¥232,689	¥(1,405)

		Millions of yen
September 30, 2024		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	5,000	5,004	4
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	5,000	5,004	4

Bonds with unrealized losses:	Japanese government bonds	94,549	93,775	(773)
	Japanese local government bonds	146,874	145,269	(1,604)
	Japanese corporate bonds	12,979	12,915	(63)
	Other	—	—	—

	Subtotal	254,403	251,961	(2,442)

Total		¥259,403	¥256,965	¥(2,437)

2. Other securities

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,914,439	¥1,072,500	¥2,841,938
	Bonds	896,018	887,753	8,264
	Japanese government bonds	19,772	19,697	74
	Japanese local government bonds	98	97	0
	Japanese corporate bonds	876,147	867,958	8,188
	Other	8,600,292	7,175,779	1,424,513

	Subtotal	13,410,750	9,136,033	4,274,716

Other securities with unrealized losses:	Stocks	17,654	22,575	(4,921)
	Bonds	9,864,365	9,972,771	(108,405)
	Japanese government bonds	7,527,604	7,582,503	(54,898)
	Japanese local government bonds	1,053,233	1,075,795	(22,561)
	Japanese corporate bonds	1,283,527	1,314,472	(30,944)
	Other	12,148,377	12,916,672	(768,294)

	Subtotal	22,030,397	22,912,018	(881,621)

Total		¥35,441,147	¥32,048,052	¥3,393,095

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
September 30, 2024		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,168,470	¥949,909	¥2,218,561
	Bonds	2,510,538	2,502,677	7,861
	Japanese government bonds	1,680,710	1,680,471	238
	Japanese local government bonds	11	11	0
	Japanese corporate bonds	829,816	822,193	7,622
	Other	12,588,474	11,151,324	1,437,150

	Subtotal	18,267,483	14,603,910	3,663,572

Other securities with unrealized losses:	Stocks	54,949	63,258	(8,308)
	Bonds	9,739,737	9,841,053	(101,316)
	Japanese government bonds	7,621,946	7,666,382	(44,436)
	Japanese local government bonds	926,239	948,295	(22,056)
	Japanese corporate bonds	1,191,550	1,226,374	(34,823)
	Other	9,072,755	9,597,193	(524,438)

	Subtotal	18,867,441	19,501,504	(634,063)

Total		¥37,134,924	¥34,105,415	¥3,029,509

Note:	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2024 recognized in the earnings by applying fair value hedge accounting.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value of such securities decreases materially below the acquisition cost and such a decline is not considered as recoverable. The fair value is recognized as the interim consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2024 and for the six months ended September 30, 2024 were ¥42,081 million and ¥110 million, respectively. The rule for determining the “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2024

There were no corresponding transactions.

Six months ended September 30, 2024

There were no corresponding transactions.

2.  Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2024	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥315	¥315	—

	Millions of yen
September 30, 2024	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥517	¥517	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2024	Millions of yen
Net unrealized gains (losses)	¥3,394,843
Other securities	3,394,843
Other money held in trust	—
(-) Deferred tax liabilities	897,124

Net unrealized gains (losses) on other securities (before following adjustments)	2,497,718

(-) Non-controlling interests	106,129
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,294

Net unrealized gains (losses) on other securities	¥2,406,883

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

September 30, 2024	Millions of yen
Net unrealized gains (losses)	¥3,031,739
Other securities	3,031,739
Other money held in trust	—
(-) Deferred tax liabilities	848,489

Net unrealized gains (losses) on other securities (before following adjustments)	2,183,250

(-) Non-controlling interests	105,348
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	17,802

Net unrealized gains (losses) on other securities	¥2,095,703

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2024 recognized in the period’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at March 31, 2024 and September 30, 2024. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥27,479,909	¥2,725,575	¥(11,257)	¥(11,257)
Bought	90,500,749	11,401,366	(8,220)	(8,220)
Interest rate options:
Sold	14,605,366	9,230,524	(12,567)	(12,567)
Bought	129,381,651	18,977,920	28,131	28,131
Over-the-counter
Forward rate agreements:
Sold	15,319,988	1,046,426	(5,401)	(5,401)
Bought	17,090,481	1,709,543	4,686	4,686
Interest rate swaps:	1,034,094,662	824,325,850	(304,791)	(304,791)
Receivable fixed rate/payable floating rate	473,018,435	390,569,700	(17,837,708)	(17,837,708)
Receivable floating rate/payable fixed rate	489,376,093	382,465,029	17,490,891	17,490,891
Receivable floating rate/payable floating rate	70,936,022	50,666,320	18,098	18,098
Interest rate swaptions:
Sold	31,943,691	15,998,660	(457,739)	(457,739)
Bought	34,322,718	20,360,520	466,213	466,213
Caps:
Sold	80,299,234	31,117,843	(855,246)	(855,246)
Bought	19,902,028	12,521,601	199,100	199,100
Floors:
Sold	12,035,915	10,045,727	(20,061)	(20,061)
Bought	15,719,817	10,484,077	34,973	34,973
Other:
Sold	29,193,076	9,406,003	(351,730)	(351,730)
Bought	52,716,749	23,192,691	326,946	326,946

Total	/	/	¥(966,966)	¥(966,966)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount					Valuation gains (losses)
September 30, 2024	Total		Over 1 year		Fair value
Listed
Interest rate futures:
Sold		¥19,503,738		¥3,813,589	¥(8,348)	¥(8,348)
Bought		89,040,914		13,090,584	3,053	3,053
Interest rate options:
Sold		28,432,995		9,933,131	(21,316)	(21,316)
Bought		114,696,943		15,762,620	26,896	26,896
Over-the-counter
Forward rate agreements:
Sold		13,034,764		510,895	14,123	14,123
Bought		13,831,624		488,114	(16,150)	(16,150)
Interest rate swaps:		1,057,331,545		840,570,598	115,602	115,602
Receivable fixed rate/payable floating rate		488,861,414		401,251,088	(7,808,087)	(7,808,087)
Receivable floating rate/payable fixed rate		507,285,957		392,976,655	7,889,567	7,889,567
Receivable floating rate/payable floating rate		60,160,979		45,436,587	16,174	16,174
Interest rate swaptions:
Sold		34,809,315		17,285,315	(356,804)	(356,804)
Bought		37,536,121		20,546,275	401,108	401,108
Caps:
Sold		80,694,281		34,756,609	(412,771)	(412,771)
Bought		19,615,477		12,180,801	103,284	103,284
Floors:
Sold		13,494,564		10,297,004	(39,945)	(39,945)
Bought		16,800,601		10,934,785	49,489	49,489
Other:
Sold		22,357,354		8,337,766	(139,546)	(139,546)
Bought		44,676,512		20,664,637	228,687	228,687

Total	¥		¥		¥(52,635)	¥(52,635)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(2)	Currency derivatives

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
March 31, 2024	Total		Over 1 year
Listed
Currency futures:
Sold		¥—		¥—	¥—	¥—
Bought		11		—	(184)	(184)
Over-the-counter
Currency swaps		110,949,424		84,841,897	1,801,732	491,928
Currency swaptions:
Sold		2,490		2,490	0	0
Bought		1,643,049		1,643,049	682	682
Forward foreign exchange		119,437,667		14,762,603	(284,126)	(284,126)
Currency options:
Sold		4,716,184		1,969,676	(242,025)	(242,025)
Bought		4,379,385		1,458,129	172,785	172,785

Total	¥		¥		¥1,448,864	¥139,061

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
September 30, 2024	Total		Over 1 year
Over-the-counter
Currency swaps		¥129,434,076		¥99,182,278	¥1,296,081	¥401,566
Currency swaptions:
Sold		11,114		11,114	(43)	(43)
Bought		2,124,058		2,081,192	19,135	19,135
Forward foreign exchange		120,336,954		14,744,589	(373,254)	(373,254)
Currency options:
Sold		5,098,339		1,975,776	(217,442)	(217,442)
Bought		4,462,857		1,356,835	168,108	168,108

Total	¥		¥		¥892,583	¥(1,932)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(3)	Equity derivatives

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
March 31, 2024	Total		Over 1 year
Listed
Equity price index futures:
Sold		¥1,453,373		¥9,154	¥(32,000)	¥(32,000)
Bought		609,010		—	14,824	14,824
Equity price index options:
Sold		327,700		22,572	(27,562)	(27,562)
Bought		340,222		15,802	19,920	19,920
Over-the-counter
Equity options:
Sold		97,178		100	(12,260)	(12,260)
Bought		136,517		1,806	17,702	17,702
Equity index forward contracts:
Sold		999		—	31	31
Bought		386,101		219,766	(73,279)	(73,279)
Equity price index swaps:
Receivable equity index/payable short-term floating rate		200		—	2	2
Receivable short-term floating rate/payable equity index		28,658		18,539	1,833	1,833
Other:
Sold		8,006		8,006	(261)	(261)
Bought		—		—	—	—

Total	¥		¥		¥(91,049)	¥(91,049)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
September 30, 2024	Total		Over 1 year
Listed
Equity price index futures:
Sold		¥1,201,995		¥4,221	¥(39,736)	¥(39,736)
Bought		624,703		1,603	13,832	13,832
Equity price index options:
Sold		274,399		30,380	(18,611)	(18,611)
Bought		236,686		18,963	14,469	14,469
Over-the-counter
Equity options:
Sold		129,967		1,514	(5,852)	(5,852)
Bought		158,419		3,337	11,608	11,608
Equity index forward contracts:
Sold		999		—	281	281
Bought		394,942		—	78,105	78,105
Equity price index swaps:
Receivable equity index/payable short-term floating rate		—		—	—	—
Receivable short-term floating rate/payable equity index		55,724		20,448	(98)	(98)
Other:
Sold		(8,159)		(4,727)	(362)	(362)
Bought		—		—	—	—

Total	¥		¥		¥53,636	¥53,636

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(4)	Bond derivatives

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
March 31, 2024	Total		Over 1 year
Listed
Bond futures:
Sold		¥1,310,492		¥—	¥221	¥221
Bought		1,522,524		—	401	401
Bond futures options:
Sold		—		—	—	—
Bought		3,382		—	29	29
Over-the-counter
Bond options:
Sold		57,690		—	(148)	(148)
Bought		57,690		—	111	111

Total	¥		¥		¥615	¥615

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
September 30, 2024	Total		Over 1 year
Listed
Bond futures:
Sold		¥1,568,798		¥—	¥(31)	¥(31)
Bought		1,593,576		—	681	681
Bond futures options:
Sold		58,245		—	(115)	(115)
Bought		48,102		—	73	73
Over-the-counter
Bond forward contracts:
Sold		—		—	—	—
Bought		198		—	0	0
Bond options:
Sold		194,518		—	(211)	(211)
Bought		235,338		—	1,026	1,026

Total	¥		¥		¥1,423	¥1,423

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.

(5)	Commodity derivatives

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
March 31, 2024	Total		Over 1 year
Listed
Commodity futures:
Sold		¥24,819		¥—	¥(1,660)	¥(1,660)
Bought		28,164		—	1,831	1,831
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price		33,621		18,298	(4,677)	(4,677)
Receivable floating price/payable fixed price		28,517		14,681	5,516	5,516
Commodity options:
Sold		6,439		710	(159)	(159)
Bought		972		—	59	59

Total	¥		¥		¥909	¥909

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
September 30, 2024	Total		Over 1 year
Listed
Commodity futures:
Sold		¥43,023		¥—	¥(751)	¥(751)
Bought		44,368		—	751	751
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price		35,467		21,646	(611)	(611)
Receivable floating price/payable fixed price		31,310		18,310	1,533	1,533
Commodity options:
Sold		4,584		741	(123)	(123)
Bought		4,193		—	37	37

Total	¥		¥		¥836	¥836

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
March 31, 2024	Total		Over 1 year
Over-the-counter
Credit default options:
Sold		¥1,448,888		¥1,077,579	¥20,767	¥20,767
Bought		2,053,109		1,699,059	(27,991)	(27,991)

Total	¥		¥		¥(7,223)	¥(7,223)

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount				Fair value	Valuation gains (losses)
September 30, 2024	Total		Over 1 year
Over-the-counter
Credit default options:
Sold		¥1,397,744		¥1,030,643	¥23,152	¥23,152
Bought		2,081,931		1,723,594	(29,934)	(29,934)

Total	¥		¥		¥(6,782)	¥(6,782)

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the interim consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2. Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at March 31, 2024 and September 30, 2024. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2024			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total		Over 1 year		Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold			¥10,698,217		¥8,099,438	¥1,200
	Bought			1,815,960		1,815,960	(177)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate			34,225,953		29,786,756	(856,112)
	Receivable floating rate/ payable fixed rate			20,182,698		18,952,713	566,945
	Receivable floating rate/ payable floating rate			143,850		139,332	803
	Interest rate swaptions:
	Sold			210,348		210,348	(35,273)
	Bought			—		—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate			19,333		—	(17)
	Receivable floating rate/ payable fixed rate			730,575		608,426	30,463

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate			111,198		101,983	(Note 2)

	Total		¥		¥		¥(292,169)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant borrowed money stated in the “Notes to financial instruments.”

September 30, 2024			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total		Over 1 year		Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold			¥6,306,959		¥4,289,494	¥(8,633)
	Bought			5,141,520		1,713,840	3,678
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate			38,860,645		32,049,478	(467,329)
	Receivable floating rate/ payable fixed rate			20,453,799		19,412,827	77,864
	Receivable floating rate/ payable floating rate			106,034		104,147	(2,706)
	Interest rate swaptions:
	Sold			198,519		198,519	(25,561)
	Bought			—		—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate			338,606		—	(105)
	Receivable floating rate/ payable fixed rate			724,189		564,005	19,432

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate			107,091		90,553	(Note 2)

	Total		¥		¥		¥(403,361)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant borrowed money stated in the “Notes to financial instruments.”

(2) Currency derivatives

March 31, 2024			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total		Over 1 year		Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.		¥13,585,433		¥9,213,299	¥(1,865,246)
	Forward foreign exchange			3,737,113		4,087	26,863

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities		74,681		50,544	5,759

	Total		¥		¥		¥(1,832,622)

Note:	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

September 30, 2024			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total		Over 1 year		Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.		¥11,838,196		¥8,127,660	¥(1,097,061)
	Forward foreign exchange			3,635,043		10,130	(48,577)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities		73,838		33,781	(2,424)

	Total		¥		¥		¥(1,148,063)

Note:	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2024

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Six months ended September 30, 2024

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2024

There was no significant information to be disclosed.

Six months ended September 30, 2024

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Six months ended September 30	Millions of yen
	2023	2024
Ordinary income	¥4,482,985	¥5,276,938
Fees and commissions	804,513	905,938
Deposits and loans	127,769	151,031
Remittances and transfers	74,736	78,756
Securities-related business	90,957	131,182
Agency	4,751	4,283
Safe deposits	2,194	2,043
Guarantees	46,007	44,518
Credit card business	207,634	231,193
Investment trusts	82,677	95,058
Others	167,784	167,872

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to- medium-sized corporate customers

Retail Business Unit:	Business to deal with mainly domestic individual customers

Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing interim consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2023	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥396,900	¥621,800	¥670,500	¥286,600	¥(158,475)	¥1,817,325
General and administrative expenses	(151,900)	(526,800)	(391,000)	(79,900)	67,402	(1,082,198)
Others	53,600	3,400	31,800	15,800	(68,815)	35,785

Consolidated net business profit	¥298,600	¥98,400	¥311,300	¥222,500	¥(159,888)	¥770,912

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2024	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥441,200	¥668,400	¥643,900	¥362,600	¥(70,843)	¥2,045,257
General and administrative expenses	(163,100)	(541,800)	(426,200)	(93,900)	52,253	(1,172,747)
Others	60,100	2,200	44,600	16,800	(77,976)	45,724

Consolidated net business profit	¥338,200	¥128,800	¥262,300	¥285,500	¥(96,566)	¥918,234

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2023	Millions of yen
Consolidated net business profit	¥770,912
Other ordinary income (excluding equity in gains of affiliates)	110,527
Other ordinary expenses	(172,207)

Ordinary profit on interim consolidated statements of income	¥709,232

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2024	Millions of yen
Consolidated net business profit	¥918,234
Other ordinary income (excluding equity in gains of affiliates)	353,540
Other ordinary expenses	(241,302)

Ordinary profit on interim consolidated statements of income	¥1,030,472

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2023

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,915,578	¥1,118,406	¥678,748	¥770,251	¥4,482,985

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥848,852	¥610,820	¥42,240	¥49,382	¥1,551,296

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2024

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥2,409,883	¥1,303,946	¥734,187	¥828,922	¥5,276,938

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥849,013	¥46,032	¥39,652	¥61,308	¥996,006

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2023 was ¥733 million.

Impairment loss for the six months ended September 30, 2024 was ¥298 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,281	¥7,073	¥—	¥6,040	¥15,394
Unamortized balance	—	32,010	187,449	—	62,292	281,752

	Millions of yen
Six months ended September 30, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥1,999	¥6,719	¥—	¥4,847	¥13,566
Unamortized balance	—	28,011	164,637	—	52,596	245,245

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2023

There were no corresponding transactions.

Six months ended September 30, 2024

There were no corresponding transactions.

(Business combinations)

There were no significant business combinations to be disclosed.

(Per share data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2024	September 30, 2024
Net assets per share	¥3,719.12	¥3,770.00
[The calculation method]
Net assets	14,799,967	14,892,743
Amounts excluded from net assets	139,857	137,501
Stock acquisition rights	931	790
Non-controlling interests	138,925	136,710

Net assets attributable to common stock at the end of the period	¥14,660,110	¥14,755,242

Number of common stock at the end of the period used for the calculation of net assets per share (in thousands)	3,941,823	3,913,859

2. Earnings per share and earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2023	2024
(i) Earnings per share	¥131.47	¥184.77
[The calculation method]
Profit attributable to owners of parent	526,465	725,172
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent attributable to common stock	526,465	725,172
Average number of common stock during the period (in thousands)	4,004,538	3,924,762
(ii) Earnings per share (diluted)	¥131.43	¥184.72
[The calculation method]
Adjustment for profit attributable to owners of parent	(2)	(2)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(2)	(2)
Increase in the number of common stock (in thousands)	1,190	987
Stock acquisition rights (in thousands)	1,190	987
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

Notes:	1.

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. “Net assets per share,” “ Earnings per share” and “Earnings per share (diluted)” were calculated based on the assumption that the stock split had implemented at the beginning of the previous fiscal year.

2.

The Company has introduced a “Stock grant trust for employees.” The shares of the Company held by the trust were included in the number of treasury stocks to be deducted for the calculation of “Net assets per share,” “ Earnings per share” and “Earnings per share (diluted).”
The number of treasury stocks at the end of the period deducted for the calculation of “Net assets per share” was 446,000 shares, as well as the average number of treasury stocks during the period deducted for the calculation of “Earnings per share” and “Earnings per share (diluted)” was 372,000 shares for the six months ended September 30, 2024.

(Significant subsequent events)

Six months ended September 30, 2024

1. Repurchase and Cancellation of Own Shares

At the Board of Directors held on November 14, 2024, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased: Up to 60,000,000 shares (Equivalent to 1.5% of the number of shares issued (excluding treasury stock))
3)	Aggregate amount to be repurchased: Up to JPY 150,000,000,000
4)	Repurchase period: From November 15, 2024 to January 31, 2025
5)	Repurchase method: Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above
3)	Scheduled cancellation date: February 20, 2025

2. Stock split and partial amendments to the Articles of Incorporation to conduct the stock split

At the Board of Directors held on May 15, 2024, the Company resolved to implement a stock split and propose partial amendments to the Articles of Incorporation to conduct the stock split at the 22nd Ordinary General Meeting of Shareholders (“the Meeting”) held on June 27, 2024. The proposal was approved at the Meeting and the stock split was effected on October 1, 2024.

The effect of the stock split on per share data is reported in “(Per share data).”

(1)	Purpose of the stock split

By reducing the stock price per investment unit, the Company seeks to develop a more investor-friendly environment and expand the investor base.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024, was split into three shares per share.

(3)	Increase in the number of shares due to the stock split
1)	Total number of issued shares before the stock split: 1,308,177,186 shares
2)	Number of shares to be increased by the stock split: 2,616,354,372 shares
3)	Total number of issued shares following the stock split: 3,924,531,558 shares
4)	Total number of authorized shares following the stock split: 9,000,564,000 shares

(4)	Partial amendments to the Articles of Incorporation to conduct the stock split

The Company partially amended its Articles of Incorporation, effective on October 1, 2024, since it is necessary to increase the total number of issued shares and the total number of authorized shares for common stocks in accordance with the above split ratio of the common stocks.

Existing Articles of Incorporation	After amendments

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2024	September 30, 2024	September 30, 2024
Assets:
Current assets
Cash and due from banks	¥309,526	¥413,229	$2,893
Current portion of long-term loans receivables from subsidiaries and affiliates	1,268,519	740,090	5,182
Other current assets	123,795	325,558	2,280

Total current assets	1,701,841	1,478,878	10,355

Fixed assets
Tangible fixed assets	68,877	68,393	479
Intangible fixed assets	11,771	15,188	106
Investments and other assets	17,963,403	18,113,147	126,825
Investments in subsidiaries and affiliates	7,016,965	7,040,881	49,299
Long-term loans receivable from subsidiaries and affiliates	10,835,537	10,978,116	76,867
Other investments and other assets	110,899	94,148	659

Total fixed assets	18,044,052	18,196,728	127,410

Total assets	¥19,745,893	¥19,675,606	$137,765

Liabilities:
Current liabilities
Short-term borrowings	¥1,707,650	¥1,728,650	$12,104
Income taxes payable	16	8	0
Reserve for employee bonuses	1,071	979	7
Reserve for executive bonuses	564	—	—
Current portion of bonds	1,255,519	719,511	5,038
Current portion of long-term borrowings	13,000	21,000	147
Other current liabilities	89,848	88,572	620

Total current liabilities	3,067,669	2,558,721	17,916

Fixed liabilities
Bonds	10,191,710	10,327,436	72,311
Long-term borrowings	405,026	411,105	2,878
Other fixed liabilities	6,154	1,774	12

Total fixed liabilities	10,602,890	10,740,316	75,202

Total liabilities	13,670,560	13,299,038	93,117

Net assets:
Stockholders’ equity
Capital stock	2,344,038	2,345,960	16,426
Capital surplus
Capital reserve	1,565,514	1,567,436	10,975

Total capital surplus	1,565,514	1,567,436	10,975

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	213
Retained earnings brought forward	2,282,340	2,459,927	17,224

Total retained earnings	2,312,760	2,490,347	17,437

Treasury stock	(167,671)	(34,101)	(239)

Total stockholders’ equity	6,054,642	6,369,643	44,599

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	19,758	6,134	43

Total valuation and translation adjustments	19,758	6,134	43

Stock acquisition rights	931	790	6

Total net assets	6,075,333	6,376,568	44,648

Total liabilities and net assets	¥19,745,893	¥19,675,606	$137,765

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2023	2024	2024
Operating income:
Dividends on investments in subsidiaries and affiliates	¥108,751	¥609,993	$4,271
Fees and commissions received from subsidiaries and affiliates	12,407	10,978	77
Interests on loans receivable from subsidiaries and affiliates	159,010	185,115	1,296

Total operating income	280,170	806,087	5,644

Operating expenses:
General and administrative expenses	25,073	29,472	206
Interest on bonds	147,298	172,584	1,208
Interest on long-term borrowings	9,618	10,114	71

Total operating expenses	181,990	212,171	1,486

Operating profit	98,180	593,915	4,158

Non-operating income	4,374	1,084	8
Non-operating expenses	10,834	10,879	76

Ordinary profit	91,720	584,119	4,090

Extraordinary loss	1,305	789	6

Income before income taxes	90,414	583,330	4,084

Income taxes-current	(3,963)	(5,971)	(42)
Income taxes-deferred	222	(666)	(5)

Income taxes	(3,741)	(6,637)	(46)

Net income	¥94,155	¥589,967	$4,131

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2023					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,342,537	¥1,564,013	¥—	¥1,564,013	¥30,420	¥2,280,749	¥2,311,169
Changes in the period:
Issuance of new stock	1,501	1,500		1,500
Cash dividends						(168,077)	(168,077)
Net income						94,155	94,155
Purchase of treasury stock
Disposal of treasury stock			(99)	(99)
Cancellation of treasury stock			(195,160)	(195,160)
Transfer from retained earnings to capital surplus			195,259	195,259		(195,259)	(195,259)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	1,500	—	1,500	—	(269,181)	(269,181)

Balance at the end of the period	¥2,344,038	¥1,565,514	¥—	¥1,565,514	¥30,420	¥2,011,568	¥2,041,988

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2023	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165
Changes in the period:
Issuance of new stock		3,001			3,001
Cash dividends		(168,077)			(168,077)
Net income		94,155			94,155
Purchase of treasury stock	(61,326)	(61,326)			(61,326)
Disposal of treasury stock	242	143			143
Cancellation of treasury stock	195,160	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			10,527	(142)	10,385

Net changes in the period	134,076	(132,103)	10,527	(142)	(121,717)

Balance at the end of the period	¥(17,721)	¥5,933,818	¥3,626	¥1,002	¥5,938,447

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2024					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,344,038	¥1,565,514	¥—	¥1,565,514	¥30,420	¥2,282,340	¥2,312,760
Changes in the period:
Issuance of new stock	1,922	1,922		1,922
Cash dividends						(177,382)	(177,382)
Net income						589,967	589,967
Purchase of treasury stock
Disposal of treasury stock			(339)	(339)
Cancellation of treasury stock			(234,659)	(234,659)
Transfer from retained earnings to capital surplus			234,999	234,999		(234,999)	(234,999)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,922	—	1,922	—	177,586	177,586

Balance at the end of the period	¥2,345,960	¥1,567,436	¥—	¥1,567,436	¥30,420	¥2,459,927	¥2,490,347

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2024	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333
Changes in the period:
Issuance of new stock		3,844			3,844
Cash dividends		(177,382)			(177,382)
Net income		589,967			589,967
Purchase of treasury stock	(101,576)	(101,576)			(101,576)
Disposal of treasury stock	486	147			147
Cancellation of treasury stock	234,659	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(13,624)	(141)	(13,765)

Net changes in the period	133,569	315,000	(13,624)	(141)	301,235

Balance at the end of the period	¥(34,101)	¥6,369,643	¥6,134	¥790	¥6,376,568

(Continued)

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2024					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$16,413	$10,961	$—	$10,961	$213	$15,981	$16,194
Changes in the period:
Issuance of new stock	13	13		13
Cash dividends						(1,242)	(1,242)
Net income						4,131	4,131
Purchase of treasury stock
Disposal of treasury stock			(2)	(2)
Cancellation of treasury stock			(1,643)	(1,643)
Transfer from retained earnings to capital surplus			1,645	1,645		(1,645)	(1,645)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	13	13	—	13	—	1,243	1,243

Balance at the end of the period	$16,426	$10,975	$—	$10,975	$213	$17,224	$17,437

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
Six months ended September 30, 2024	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	$(1,174)	$42,394	$138	$7	$42,538
Changes in the period:
Issuance of new stock		27			27
Cash dividends		(1,242)			(1,242)
Net income		4,131			4,131
Purchase of treasury stock	(711)	(711)			(711)
Disposal of treasury stock	3	1			1
Cancellation of treasury stock	1,643	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(95)	(1)	(96)

Net changes in the period	935	2,206	(95)	(1)	2,109

Balance at the end of the period	$(239)	$44,599	$43	$6	$44,648